Skadden, Arps, Slate, Meagher & Flom llp FOUR TIMES SQUARE New York 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com February 10, 2015

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VIA EDGAR Vincent Di Stefano Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE:	Special Value Opportunities Fund, LLC (the “Fund”) Preliminary Proxy Statement

Dear Mr. Di Stefano:

We received oral comments to the preliminary proxy statement filed on January 21, 2015 (File No. 811-21603) (the “Preliminary Proxy Statement”) pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the “1940 Act”) from you on February 4, 2015.

The Fund has considered these comments and has authorized us to make on their behalf the responses discussed below. These revisions will be reflected in the definitive proxy statement to be filed by the Fund (the “Proxy Statement”). For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Fund uses in the Preliminary Proxy Statement.

Comment 1: Reasons for the Proposal (p. 5): The Fund recently redeemed $200,000 of preferred shares and conducted a tender offer for odd lot holders of common shares. Given the immaterial impact of these transactions on the assets of the Fund, what has changed that would render the Fund unable to maintain its status as a regulated investment company (“RIC”) going forward. Based on the Fund’s

Securities and Exchange Commission February 10, 2015 Page 2

current investments, as set forth in the Fund’s September 30, 2014 financial statements, the Fund is not even close to violating any RIC tests or diversification tests. Therefore, what has so dramatically changed about the Fund’s investments? Are there any public disclosures relating to these changes in the Fund’s investment portfolio?

Response: The redemption of preferred shares and the odd-lot tender offer do not have a material impact on the Fund’s ability to maintain its RIC status. As noted in the above comment, the Fund has historically met, and currently meets, applicable RIC diversification tests. The Fund’s portfolio has not changed materially since the Fund’s September 30, 2014 financial statements. However, as the Fund winds down as it approaches its scheduled termination date of July 13, 2016, it is anticipated that the Fund’s portfolio will become more concentrated over time. As a result of this increased portfolio concentration, it is expected that in the future it will become impossible for the Fund to make follow-on investments in its more concentrated portfolio holdings and maintain its RIC status due to concentration limitations applicable to RICs. Therefore, although such a follow-on investment may be in the best interests of the Fund and its shareholders, the Fund may be unable to make such an investment if it maintains its RIC status. Because of the time required to obtain shareholder votes and implement the changes if approved, the Board of the Fund has determined that it is in the best interest of shareholders to approve de-registration and conversion to a partnership now, before the Fund is facing an immediate limitation resulting from its RIC status. The Fund has added clarifying disclosure in the Proxy Statement.

Comment 2: Deregistration under the 1940 Act – Effects of De-Registration—Custody of Fund Assets (p. 7) – Identify the person who will maintain custody of the Fund’s assets following deregistration.

Response: The Fund has added the requested disclosure.

Comment 3: Deregistration under the 1940 Act – Effects of De-Registration—Financial and Other Reporting (p. 8) – Expand to discuss all differences in the types of disclosures that investors will receive before and after de-registration.

Response: The Fund has added the requested disclosure.

Comment 4: Deregistration under the 1940 Act – Effects of De-Registration—Compliance Policies and Procedures (p. 8) – Clarify that the requirements

Securities and Exchange Commission February 10, 2015 Page 3

 applicable to TCP described under “After De-Registration” are also applicable to TCP currently.

Response: The Fund has added the requested disclosure.

Comment 5: Deregistration under the 1940 Act – Effects of De-Registration—Inspection by the SEC (p. 8) -- Clarify that the requirements applicable to TCP described under “After De-Registration” are also applicable to TCP currently.

Response: The Fund has added the requested disclosure.

Comment 6: Deregistration under the 1940 Act—Process for Deregistration (p. 8) – Explain supplementally whether the lenders have preliminary agreed to consent to deregistration.

Response: The Fund confirms that Fund management has engaged in preliminary discussions with the lenders and the lenders have expressed support for the Fund’s deregistration.

Comment 7: Amendment of the Operating Agreement (p. 8): The proposed Amended and Restated Operating Agreement attached to the proxy statement should be marked to show all changes.

Response: The Fund will include a version of the proposed Amended and Restated and Restated Operating Agreement that is marked to show all changes with the definitive proxy statement.

Comment 8: Amendment of the Operating Agreement (p. 8): Disclosure states that certain changes will not take effect until de-registration is complete. Identify each of these changes with specificity.

Response: The Fund has added the requested disclosure.

Comment 9: Amendment of the Operating Agreement (p. 8): Disclosure states that certain of the modifications are summarized. Expand this discussion to summarize all material modifications.

Response: The Fund confirms that all material modifications to the Operating Agreement have been summarized in the proxy statement. The Fund has revised disclosure to clarify this.

Securities and Exchange Commission February 10, 2015 Page 4

Comment 10: Certain Tax Consequences of Partnership Election - Consequences to U.S. Members Upon Conversion (p. 12): If true, add the word “deemed” before “liquidation.”

Response: The Fund has made the requested revision.

Comment 11: Certain Tax Consequences of Partnership Election - Consequences to U.S. Members Upon Conversion (p. 12): Approximate the amount of per share fair market value of property and cash of the Fund that will be deemed to be received by a U.S. member as of a recent date. What is the approximate amount of gain or loss that such member will likely recognize upon such deemed distribution? It appears that the fund has accumulated substantial unrealized losses/depreciation on its investments. Will each member be able to offset such loss upon the deemed liquidation (that is, is the deemed distribution a tax recognition event or a tax realization event), or will the member’s ability to use such losses be deferred until the Fund eventually liquidates, or will the member never be able to use such losses for some reason, such as due to the Fund marking to market its assets upon the deemed recontribution of the deemed distributed assets.

Response: Each Member will be deemed to have received a liquidating distribution in the amount of the member’s share of the Fund’s net asset value on the date of the Conversion. Were the Fund to have converted on December 31, 2014, the Fund estimates that the amount of such liquidating distribution would have been approximately $5,430 per share, comprised of approximately $390 in cash and $5,040 in property, based on the estimated net asset value of the Fund at December 31, 2014. Each Member’s capital loss will be equal to the Member’s basis less the sum of cash and non-cash liquidating distributions, and each Member would take such losses in the current tax period upon the deemed liquidation. Were the Fund to have converted on December 31, 2014, the Fund estimates that the amount of such realized loss would have been approximately $5,360 per share. Such loss generally could be used to offset capital gains from other sources recognized by such Member in the tax period. The Fund has added disclosure to this effect to the Proxy Statement.

Comment 12: Risks Related to Taxation of the Fund (p. 17) Upon ultimate termination of the Fund are any in-kind distributions anticipated? If so, what could such distributions consist of? If so, add disclosure regarding illiquidity, the need to liquidate such assets to convert to cash, uncertainty as to the price realized upon ultimate liquidation of such assets and transaction costs associated with disposition of such assets.

Securities and Exchange Commission February 10, 2015 Page 5

Response: The Fund does not currently anticipate making in-kind distributions upon the ultimate termination of the Fund.

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“Tandy” Representation

With respect to the Proxy Statement, the Fund hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Fund also represents to the Securities and Exchange Commission (the “Commission”) that the Commission is not foreclosed from taking any action with respect to the filing and the Fund represents that it will not assert the staff’s review of the preliminary Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman